Exhibit 99.1

Almonty Announces Results of Annual General Meeting of Shareholders

DILLON, Montana – June 9, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to U.S. defense and advanced technology industries, announces the results of its annual general meeting of shareholders (the “Meeting”) held today.

1.	NUMBER OF DIRECTORS

The number of directors of the Company was set at seven (7). Detailed results of the votes are as set out below.

Votes For	% For	Votes Against	% Against
151,414,408	99.86%	206,536	0.14%

2.	ELECTION OF DIRECTORS

The seven (7) nominees listed in the Company’s management information circular dated April 29, 2026 provided in connection with the Meeting were elected as directors of the Company. Detailed results of the votes are as set out below. The board of directors remains committed to a thoughtful approach to its governance maturation, with the future focused on the necessary board skills and diversity that reflect the requirements of the Company’s broadening stakeholder base, its growing prominence in U.S. capital markets, and the heightened expectations that come with being a global industry leader.

Nominee	Votes For	% For	Votes Against	% Against
Lewis Black	120,136,208	79.23%	31,484,735	20.77%
Daniel D’Amato	95,710,622	63.12%	55,910,322	36.88%
Mark Trachuk	97,840,898	64.53%	53,780,045	35.47%
Andrew Frazer	115,060,356	75.89%	36,560,587	24.11%
David Hanick	107,312,534	70.78%	44,308,409	29.22%
General Gustave F. Perna	151,265,661	99.77%	355,283	0.23%
Alan Estevez	151,233,795	99.74%	387,149	0.26%

3.	APPOINTMENT OF AUDITORS

Zeifmans LLP was reappointed as the auditor of the Company until the close of the next annual meeting of shareholders, and the board of directors of the Company was authorized to fix their remuneration. Detailed results of the votes are set out below.

Votes For	% For	Votes Withheld	% Withheld
150,892,210	99.52%	728,734	0.48%

For a full description of the results of the Meeting, refer to the Company’s Report of Voting Results dated June 9, 2026 and filed on the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the advancement of the Sangdong Mine and the diversity and skills of the board of directors. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of material adverse changes in our industry or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; and trends in our industry and markets, including the competitive environment.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three months ended March 31, 2026 and 2025 dated May 11, 2026 under the heading “Risks and Uncertainties” and the risk that any corporate governance changes will not be implemented. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.